FOR RELEASE AUGUST 2, 2007CONTACT: Sonia Ross (403) 295-4532

NovAtel Inc. Reports Record Revenue for the Second Quarter 2007

(Calgary, Alberta, Canada, August 2, 2007) — NovAtel Inc. (NASDAQ: NGPS), a precise positioning technology company, today reported its financial results for the second quarter ended June 30, 2007.

Revenues in the second quarter 2007 were CDN $21.7 million (US $19.6 million), compared to CDN $21.0 million (US $18.5 million) in the similar period a year ago. Net income for the second quarter 2007 was CDN $5.6 million (US $5.0 million) or CDN $0.63 (US $0.57) per share (diluted), compared to a net income of CDN $5.5 million (US $4.9 million) or CDN $0.62 (US $0.55) per share (diluted) in the similar period a year ago.

Revenues in the six months ended June 30, 2007 were CDN $42.0 million (US $37.1 million), compared to CDN $39.4 million (US $34.3 million) in 2006. The Company is reporting net income for the six months ended June 30, 2007 of CDN $10.9 million (US $9.7 million) or CDN $1.24 (US $1.10) per share (diluted), compared to net income of CDN $10.7 million (US $9.4 million) or CDN $1.21 (US $1.05) per share (diluted), in the 2006 period.

“Revenue for the second quarter of 2007 represents a historical record for NovAtel and surpasses our previous record, achieved during the second quarter 2006,” said Jon Ladd, President and CEO. “Growth was primarily driven by our largest customer category, Special Applications, with revenue of $16.0 million, an improvement of 8% over the similar period in 2006.” Revenue growth in the quarter was the result of continued strong sales of NovAtel’s B4 product into the precision agriculture market and greater shipments of precise positioning components into Asia. Sales into the European survey and mapping market reached levels comparable to the second quarter of 2006 and improved by 98% over the first quarter of 2007.

Revenue in the Geomatics category remained relatively flat at $4.0 million in the second quarter 2007, compared to the second quarter 2006. The majority of the Geomatics revenue is comprised of the composite business attributable to Point, Inc., NovAtel’s joint venture with Sokkia Co. Ltd.

Second quarter 2007 revenue of $1.6 million from the Aerospace and Defence category declined by 22% over the similar period a year ago, largely due to delays in project milestones associated with Europe’s future Galileo system, which we expect to recognize in the second half of 2007.

“Our second quarter 2007 revenue growth over the comparable period last year was dampened by approximately 2.4% due to the effect of the US dollar, which continues to weaken relative to the Canadian dollar. Net income for the current quarter increased to $5.6 million, compared to $5.5 million in the second quarter of last year, and our gross margins remained strong at 61.4% of revenue in the current quarter,” said Werner Gartner, Executive Vice President and CFO at NovAtel. “We remain committed to maintaining our technology position and, as forecast earlier this year, our level of research and development spending has increased. Research and development expenditures rose to 20.6% of revenue in the current quarter, compared to 15.9% in the second quarter of last year and 17.3% in all of 2006. Despite this increase, our operating income of 22% of revenue is in line with our operating model of 21% to 22%.”

Foreign Exchange

Although approximately 98% of NovAtel’s revenues in the first six months of 2007 were earned in US dollars, the financial results are reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The CDN/US dollar exchange rate has declined from an average rate of approximately CDN $1.14 per US dollar in all of 2006 to a rate of approximately CDN $1.06 per US dollar as of June 30, 2007.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
Canadian dollar per US dollar	1.107	1.134	1.132	1.148

* * * * *
During the conference call scheduled for this afternoon, NovAtel’s management will be providing updates and further information on the Special Applications, Aerospace & Defence and Geomatics revenue categories, near- and long-term business trends, Topcon/Sokkia, recognition of revenue related to Point, Inc., and NovAtel’s operating model.

NovAtel’s conference call will take place today at 4:30 p.m. ET. Participants may access the conference call by dialing 1-866-226-1799 (North America) or 416-340-2216 (International). This call is also being webcast by VCall and can be accessed at NovAtel’s web site www.novatel.com or at www.InvestorCalendar.com.

A replay of the conference call will be available until August 9, 2007 by dialing 1-800-408-3053 (North America) or 416-695-5800 (International), Passcode 3230835, or until October 15, 2007 at the web addresses noted above.

About NovAtel

NovAtel Inc. (NASDAQ:NGPS) is a leading provider of precision Global Navigation Satellite System (GNSS) components and subsystems that afford its customers rapid integration of precise positioning technology. The Company’s mission is to provide exceptional return on investment and outstanding service to our customers. An ISO 9001 certified company, NovAtel is focused on developing quality OEM products including receivers, antennas, enclosures and firmware that are integrated into high precision positioning applications worldwide. These applications include surveying, Geographical Information System (GIS) mapping, precision agriculture machine guidance, port automation, mining, marine and defence industries. NovAtel’s reference receivers are also at the core of national aviation ground networks in the USA, Japan, Europe, China and India. The Company is committed to providing its customers with advanced positioning technology through significant R&D investment focusing on the modernized Global Positioning System (GPS), the revitalized Russian GLONASS and the emerging European Galileo satellite systems, as well as the integration of additional complementary technologies such as Inertial Measurement Units (IMUs). For more information, visit www.novatel.com.

Certain statements in this press release, including those about the Company’s future plans and intentions, operating model, financial guidance, risk factors, long-term growth prospects, levels of activity or other future events, are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as “anticipate”, “believe”, “expect”, “may”, “could”, “potential”, “intend”, “estimate”, “should”, “plan”, “predict”, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company’s joint venture Point, Inc. (“Point”), U.S. dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, the impact and timing of large orders, dependence on key customers, credit risks of customers and the Company’s joint venture Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, the impact of industry consolidations, including the proposed merger between Sokkia Co. Ltd. and Topcon Corp., vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in the Company’s Form 20-F for the year ended December 31, 2006 and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, Canadian dollars)

	June 30,	Dec. 31,
	2007	2006
ASSETS

Current assets:
Cash and cash equivalents	$3,268	$3,853
Short-term investments	51,960	45,454
Accounts receivable	15,299	13,697
Related party receivables	854	920
Related party notes receivable	425	378
Inventories	8,381	8,075
Prepaid expenses and deposits	683	578
Future income tax asset	4,057	3,356
Total current assets	84,927	76,311

Capital assets	6,483	6,079
Intangible assets	7,028	6,719
Goodwill	1,494	1,494
Other assets	652	816
Deferred development costs	1,120	1,253
Future income tax asset	4,493	4,296
Total assets	$106,197	$96,968
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$9,774	$12,336
Related party payables	30	72
Notes payable	573	541
Deferred revenue and customer deposits	738	692
Provision for future warranty costs	863	816
Total current liabilities	11,978	14,457

Licence fee payable	326	691
Deferred gain on sale/leaseback of capital assets	175	231
Total liabilities	12,479	15,379

Shareholders' equity:
Capital stock	41,764	40,953
(Common shares issued and outstanding: 8,618 at June 30, 2007 and 8,529 at Dec. 31, 2006)
Contributed surplus	2,032	1,647
Retained earnings	49,922	38,989
Accumulated other comprehensive income (loss)	―	―
Total shareholders' equity	93,718	81,589
Total liabilities and shareholders' equity	$106,197	$96,968

NOVATEL INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in Canadian $ thousands, except per share data)
(Unaudited)

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Revenues:
Product sales	$21,382	$19,275	$40,598	$36,680
NRE fees	321	1,690	1,362	2,735
Total revenues	21,703	20,965	41,960	39,415

Cost of sales:
Cost of product sales	8,129	7,654	15,442	14,388
Cost of NRE fees	252	939	903	1,561
Total cost of sales	8,381	8,593	16,345	15,949

Gross profit	13,322	12,372	25,615	23,466

Operating expenses:
Research and development	4,473	3,334	8,287	6,523
Selling and marketing	1,842	1,948	3,737	3,648
General and administration	2,242	1,900	4,402	3,586
Foreign exchange (gain) loss	(25)	250	(94)	148
Total operating expenses	8,532	7,432	16,332	13,905

Operating income	4,790	4,940	9,283	9,561

Interest income, net	520	380	1,014	667
Other expense	(69)	(63)	(121)	(83)

Income from operations before income taxes	5,241	5,257	10,176	10,145

Income taxes
Current provision	86	99	141	180
Future income tax expense (benefit)	(405)	(345)	(898)	(773)

Net income	$5,560	$5,503	$10,933	$10,738

Net income per share (basic)	$0.65	$0.65	$1.28	$1.28

Weighted average shares outstanding (basic)	8,577	8,434	8,563	8,406

Net income per share (diluted)	$0.63	$0.62	$1.24	$1.21

Weighted average shares outstanding (diluted)	8,832	8,919	8,840	8,889

NOVATEL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Canadian $ thousands)
(Unaudited)

	Three Months Ended				Six Months Ended
	June 30, 2007		June 30,2006		June 30,2007		June 30,2006
Operating activities:
Net income		$5,560		$5,503		$10,933		$10,738
Charges and credits to operations not involving an outlay of cash:
Amortization		932		824		1,831		1,671
(Gain) loss on disposal of capital assets		(3)		(28)		9		(28)
Current income tax provision and future income tax benefit		(620)		(499)		(1,058)		(866)
Stock-based compensation expense		310		316		582		821
Amortization of deferred gain on sale/leaseback of capital assets		(29)		(27)		(56)		(55)
Accretion on royalty payable		56		―		112		―
Net change in non-cash working capital related to operations:
Decrease (increase) in accounts receivable and related party receivables		146		1,049		(1,536)		(3,115)
Increase in inventories		(126)		(1,246)		(306)		(1,890)
Decrease (increase) in prepaid expenses and deposits		26		(601)		(105)		(480)
(Decrease) increase in accounts payable, accrued liabilities and related party payables		(2,641)		(1,078)		(2,834)		315
(Decrease) increase in deferred revenue		(198)		49		46		353
Increase in provision for future warranty costs		14		120		47		160
Decrease in other assets		213		―		164		―
Cash provided by operating activities		3,640		4,382		7,829		7,624
Financing activities:
Issuance of shares		292		172		614		473
Related party notes receivable		4		11		(83)		(363)
Notes payable		(5)		(11)		82		524
Effect of exchange rate changes on financing activities		(12)		(7)		(14)		(4)
Cash provided by financing activities		279		165		599		630
Investing activities:
Purchase of capital and intangible assets		(1,090)		(728)		(2,507)		(2,083)
Proceeds from disposal of capital assets		―		31		―		35
Purchase of short-term investments		(19,157)		(13,721)		(34,688)		(26,150)
Proceeds from short-term investments		16,008		10,928		28,182		21,323
Cash used in investing activities		(4,239)		(3,490)		(9,013)		(6,875)

(Decrease) increase in cash and cash equivalents		(320)		1,057		(585)		1,379
Cash and cash equivalents, beginning of period		3,588		3,043		3,853		2,721
Cash and cash equivalents, end of period		$3,268		$4,100		$3,268		$4,100
Interest paid related to bank advances and capital lease obligations	$	―	$	―	$	―	$	―
Income taxes paid		$301		$253		$301		$273